Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO  80001

720-530-6184

malattyco@aol.com

May 10, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:      Rich Cigars, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2016

File No. 333-199452

Mr. Dobbie:

Below are our responses to the comments made regarding Rich Cigars, Inc. Amendment No. 1 to Registration Statement in a letter dated April 27, 2016.

Cover Page of Prospectus

1.       We note your response to our prior comment 7 and reissue. Please confirm your understanding that OTC Pink does not constitute a market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. As such, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering. Please also revise the disclosure in the Plan of Distribution section on page 19 which states that shares will be sold at a fixed price "until [y]our shares are quoted on the OTC Pink Sheets" and thereafter at prevailing market prices or privately negotiated prices.

ANSWER:  In response, we have modified the language throughout to state that the shares will be sold at a fixed price of $0.50 until the shares may be quoted on the OTCQB, when trading is approved at varying market prices.

We will depend upon management but we may at times have limited participation.,page 8

2.         We note your response to our prior comment 9, and the added disclosure that each officer and director is engaged in business activities outside of your business. Please briefly identify and discuss your officer's outside business activities.

ANSWER: We have modified this section to list the outside activities of our officers and directors. Please see the edits on page 8.

Determination of Offering Price, page 15

3.         We note your response to our prior comment 10 and reissue. We note that the $0.10 per share price of the shares you are registering is lower than the price paid for shares in your private placement. As such, please explain why you believe $0.10 per share is a bona fide offering price.

ANSWER: We have revised our offering price to $0.50 based on this comment and the fact that our private placements shares were sold at $0.50. We believe that this offering price is more reflective of the price that our common shares will hold in the market.

Plan of Distribution, page 19

4.         Consistent with your updated disclosure on the cover page and your response to our prior comment 3, please revise the disclosure here to clarify that RichKeys Enterprises, LLC is deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act rather than may be deemed an underwriter.

ANSWER: Please see the edited language on page 19.

We hope these revisions satisfy your comments.

                                                                                    Sincerely,

                                                                                    /s/ Michael A. Littman

                                                                                    Michael A. Littman